Exhibit 99.1

ROYAL BANK OF CANADA ANNOUNCES IMPACT RELATED TO PROPOSED

LEGISLATIVE CHANGES TO CERTAIN INSURANCE POLICIES

All amounts are unaudited and in Canadian dollars unless otherwise noted.

TORONTO, November 14, 2013 — Royal Bank of Canada (RY: TSX and NYSE) today announced that it expects to record a charge of approximately $160 million before-tax ($118 million after-tax) in its Insurance segment as a result of proposed legislation in Canada, which would affect the policyholders’ tax treatment of certain individual life insurance policies. The proposed legislation was tabled in the House of Commons for first reading on October 22, 2013 (Bill C-4, Economic Action Plan 2013 Act No. 2). The charge is based on current estimates and is subject to change and will be reflected in the results of the fourth quarter ending October 31, 2013.

Under Canadian International Financial Reporting Standards (IFRS), the present value of the expected profit for a life policy is recognized at the time of sale of the policy. Subsequent to initial recognition, changes in assumptions as a result of updated experience or new regulations impacting life insurance policies are recognized in net income when they occur.

These policies were primarily sold through third-party brokers and RBC is working with them to ensure affected clients understand their choices in light of this proposed legislation. These clients will be offered revised options and RBC expects a substantial portion of existing affected clients to select one of these options. As a result of the proposed legislation and the introduction of new options for these clients, the expected profit on these amended policies is lower than the expected profits under the old policies, resulting in an increase to Policyholder benefits, claims and acquisition expense.

Royal Bank of Canada will release its fourth quarter and fiscal 2013 results and host an earnings conference call on December 5, 2013.

About RBC and RBC Insurance

Royal Bank of Canada (RY on TSX and NYSE) is Canada’s largest bank as measured by assets and market capitalization, and is among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, and investor services and wholesale banking on a global basis. We employ approximately 80,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 44 other countries. For more information, please visit rbc.com.

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RBC Insurance, through its operating entities, provides a wide range of travel, life, health, home, auto, wealth and reinsurance products and solutions, as well as creditor and business insurance services, to individual and group clients. RBC Insurance has more than five million clients in Canada and internationally. We are one of the largest Canadian bank-owned insurance group of companies, and among the fastest growing insurance organizations in the country. RBC Insurance has more than 3,200 employees around the globe, with the majority based in Canada. The Canadian head office for RBC Insurance is in Mississauga, Ontario.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release may be deemed to be forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the charge expected to be recorded in our Insurance segment. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our forward-looking statements, including statements about the charge expected to be recorded in our Insurance segment, will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, operational, legal and regulatory compliance, insurance, reputation and strategic risks and other risks discussed in the Risk management sections of our 2012 Annual Report and in our Q3 2013 Report to Shareholders; the impact of changes in laws and regulations; general business and economic market conditions in Canada, the United States and certain other countries in which we operate, including the effects of the European sovereign debt crisis, and the high levels of Canadian household debt; the effects of changes in government fiscal, monetary and other policies; and judicial or regulatory judgments and legal proceedings.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking statements contained in this press release are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2012 Annual Report, as updated by the overview section of our Q3 2013 Report to Shareholders. Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2012 Annual Report and in the Risk management section of our Q3 2013 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement contained in this press release.

Investor Contacts:

Lynda Gauthier, Investor Relations, 416 955-7808, lynda.gauthier@rbc.com

Robert Colangelo, Investor Relations, 416 955-2049, robert.colangelo@rbc.com

Media Contact:

Tanis Feasby, Communications, 416 955-5172, tanis.feasby@rbc.com